SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the One Day Plan Year ended December 31, 2003

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to ____________________

Commission File Number 333-13002

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

(the "Plan")
c/o Law Department
ICI GROUP SERVICES INC.
10 Finderne Avenue
Bridgewater, NJ 08807

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
20 Manchester Square
London W1U 3AN

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
- December 31, 2003 and December 30, 2003

Statements of Changes in Net Assets Available for Benefits
- For Period Ended December 31, 2003 and Year Ended December 30, 2003

Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Period)
- December 31, 2003

KPMG

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Financial Statements and Supplemental Schedule

December 31, 2003 and December 30, 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Table of Contents

KPMG

KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Members
Retirement Savings Plan for Collectively
Bargained Employees of the ICI Group:

We have audited the accompanying financial statements of net assets available for benefits of the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group (formerly, the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group) (the Plan) as of December 31, 2003 and December 30, 2003, and the related statements of changes in net assets available for benefits for the period ended December 31, 2003 and the year ended December 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and December 30, 2003, and changes in net assets for benefits for the period ended December 31, 2003 and the year ended December 30, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of period) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 23, 2005

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Statements of Net Assets Available for Benefits

December 31, 2003 and December 30, 2003

		December 31, 2003	December 30, 2003
Investments, at fair value:			
Investments in Master Trust (note 5)	$	22,123,388	22,062,799
Participant loans (note 3)		1,958,469	1,966,292
Total investments		24,081,857	24,029,091
Receivables:			
Employer contributions		13,745	18,585
Participant contributions		—	12,634
Total receivables		13,745	31,219
Net assets available for benefits	$	24,095,602	24,060,310

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Statements of Changes in Net Assets Available for Benefits

Period ended December 31, 2003 and Year ended December 30, 2003

	December 31, 2003	December 30, 2003
Additions:		
Contributions from employer	$ —	987,111
Contributions and rollovers from participants	—	2,704,892
Total contributions	—	3,692,003
Net investment income in Master Trust (note 5)	42,064	3,563,755
Participant loan interest income	306	141,218
Transfer from other plan (note 1)	—	17,011
Total additions	42,370	7,413,987
Deductions:		
Distributions to participants or beneficiaries	7,078	932,148
Administrative fees	—	80
Transfer to other plan (note 1)	—	529,181
Total deductions	7,078	1,461,409
Net increase in assets available for benefits	35,292	5,952,578
Net assets available for benefits:		
Beginning of period and year	24,060,310	18,107,732
End of period and year	$ 24,095,602	24,060,310

See accompanying notes to financial statements.

(1) Description of the Plan and Employees' Rights and Benefits

(a) General

The following description of the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group (formerly, the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group) (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is an individual account defined contribution plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of plan assets.

The Plan is sponsored by Indopco, Inc. The Plan covers all eligible members of the bargaining units that have negotiated the availability of this Plan. The only provisions of the Plan that may be negotiated are the rate of employer matching, the vesting of such employer matching, and eligibility. All other provisions of the Plan are not subject to negotiation except that a collective bargaining unit may bargain out of the Plan.

The Plan is invested in a tax-exempt master trust under an agreement between ICI American Holdings Inc. and Fidelity Management Trust Company (the ICI Master Trust) with other plans sponsored by subsidiaries and/or affiliates of ICI American Holdings Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Background

The Plan was renamed the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group (URSP) effective December 31, 2001. During the period July 1, 2000 through December 31, 2001, the name of the Plan was the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group (USIP). Prior to July 1, 2000, the Plan was known as the Hourly Employees Savings Plan of National Starch and Chemical Company (the HESP).

Effective January 1, 2004, the plan year was changed to a calendar year. December 31, 2003 is a one-day plan year.

(c) Contributions

Subject to limitations imposed by law, plan participants may contribute to the Plan, in increments of 1% on a before-tax basis, between 1% and 25% (15% prior to January 1, 2002) of eligible compensation, as defined in the Plan.

(Continued)

The Plan also allows before-tax catch-up contributions permitted by Section 414(v) of the Internal Revenue Code of 1986 as amended (the Code).

Plan participants may contribute to the Plan, in increments of 1%, on an after-tax basis, between 1% and 12% of eligible compensation.

For each dollar a participant contributes on a before-tax basis, the Company makes a matching contribution subject to the limits established by the Code and collective bargaining.

The Company also contributes an additional "Make Up Matching" contribution to eligible participants of the Plan. The Plan Administrator determines the matching contributions made to the participant's account for the plan year. The Plan Administrator then determines the hypothetical year-end match based upon his/her total before-tax contributions for the year and the participant's eligible compensation for the portion of the plan year in which the participant was eligible to participate in the Plan up to the maximum bargained amount. The difference, if any, between the actual matching contribution and the hypothetical year-end match is the "Make Up Matching" contribution.

(d) ***Vesting***

Participants are 100% vested in the amounts they contribute to their accounts and employer matching contributions, including the related earnings and losses.

(e) ***Benefit Payments***

Prior to termination of employment and age 59½, participants may withdraw their after-tax employee contributions, and related investment income (loss), if any, on such contributions, subject to plan limitations and restrictions. Before-tax employee contributions may be withdrawn only in the event of certain financial hardships, as defined, or after reaching the age of 59½. As provided by law and under circumstances provided for in the Plan, such withdrawals may result in suspension from eligibility to make employee contributions to the Plan for various periods of time. After age 59½, participants may elect to withdraw all or part of their account balance prior to termination of employment.

Upon termination of employment or at certain later times provided under the Plan, a participant's vested account balance is distributed in a lump sum, deferred until normal retirement, or rolled over to another qualified employer-sponsored plan or individual retirement account. Participants meeting certain criteria, as defined in the Plan, may elect installment payment options.

(f) ***Investment Options***

Contributions and balances are invested at the election of the participant in one or more of the following funds:

ICI Long-Term Income Fund – This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bonds or bond portfolios. The fund's rate of return is a blended rate that varies based on all of the underlying investments.

Fidelity Balanced Fund – This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund invests approximately 25% of assets in fixed income senior securities, including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

Mellon Capital Asset Allocation Strategy Fund – This fund is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment manager.

Fidelity Equity Income Fund – This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities, including lower-quality debt services. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

Fidelity US Equity Index Pooled Fund – This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

Fidelity Magellan Fund – This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of investments over the long term through capital appreciation.

Fidelity Aggressive Growth Fund – This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of investment over the long term through capital appreciation.

(Continued)

T. Rowe Price Small Cap Stock Fund – This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

American Funds Europacific Growth Fund – This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-U.S. companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange-rate fluctuation and the action of foreign governments.

ICI Company Stock Fund – Invests primarily in Imperial Chemical Industries PLC American Depositary Receipts (ADRs), which are traded on the New York Stock exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling. This fund has the greatest investment risk since it is invested primarily in one security.

Vanguard Total Bond Market Index Fund – This fund normally invests at least 80% of assets in bonds listed on the index. It attempts to keep its portfolio weightings in line with the weightings of the index.

Fidelity Freedom Income Fund – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Delaware Trend Instrument Fund – This fund is a growth mutual fund that invests primarily in common stocks of emerging growth-oriented domestic and foreign companies. The objective of the fund is to increase the value of investments through capital growth.

Fidelity Freedom 2010 – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2010 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2010.

Fidelity Freedom 2020 – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2020 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2020.

Fidelity Freedom 2030 – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2030 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2030.

Fidelity Freedom 2040 – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2040 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2040.

For more information on investments, the prospectus of the applicable fund should be consulted.

(g) Plan Mergers, Transfers and Corporate Actions

In 2003, there were transfers of approximately $529,000 out of the Plan to other plans within the Master Trust and transfers of approximately $17,000 into the Plan from other plans within the Master Trust.

(2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(b) Valuation of Plan Assets and Income Recognition

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Security transactions are recorded on the trade date. Gains or losses on securities sold are based on average cost.

(c) ***Administrative Expenses***

Generally, costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary Capital Management's investment advisory fees are charged to the ICI Long-term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

(d) ***Participant Withdrawals***

Payments to participants in the form of a withdrawal or distribution are recognized as a reduction of plan assets when paid by the trustee.

(e) ***Use of Estimates***

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the making of estimates and assumptions that affect the amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

(f) ***Risks and Uncertainties***

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as the prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund investment objectives, stock markets, bond market performance, interest rates, economic conditions, exchange rates, and world affairs.

(3) Loans to Plan Participants

Loans from the Plan may only be made to participants who are "parties in interest" within the meaning of ERISA Section 3(14). A maximum of two loans may be outstanding at any time for any eligible participant. The Plan may, however, accept more than two loans pursuant to a transfer of assets and liabilities or merger of plans into this Plan in accordance with Code § 414(1), provided that a participant with more than two such loans may not take a loan under this Plan until all but one of such loans have been

(Continued)

paid in full. A participant may borrow up to the lesser of $50,000 (reduced by the highest loan balance in the preceding 12 months) or 50% of his vested account balance. Loans have a fixed rate of interest, 1% above the prime rate of interest at the origination of the loan. Loans are generally for a term up to five years. The term of a loan for the purchase of a principal residence may be up to 25 years. There were no new loans issued on December 31, 2003.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their retirement contributions and earnings thereon.

(5) Investments in the Master Trust

At December 31, 2003 and December 30, 2003, the Plan's investments (excluding participant loans) were held in the ICI Master Trust. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

The following table presents the fair value of investments in the Master Trust at December 31, 2003 and December 30, 2003:

	December 31, 2003	December 30, 2003
ICI Long-Term Income Fund	$ 306,927,596	306,929,508
Mellon Capital Asset Allocation Strategy Fund	17,074,989	17,401,973
Delaware Trend Instrument Fund	9,002,634	9,046,223
T. Rowe Price Small Cap Stock Fund	30,145,975	31,956,088
American Funds Europacific Growth Fund	18,140,427	18,569,039
ICI Company Stock Fund	16,960,744	16,865,398
Fidelity Magellan Fund	158,098,600	157,798,977
Fidelity Equity Income Fund	64,778,244	64,603,546
Fidelity Balanced Fund	34,864,620	34,858,432
Fidelity Aggressive Growth Fund	18,694,521	18,857,168
Fidelity US Equity Index Pooled Fund	49,683,296	49,337,802
Vanguard Total Bond Market Index Fund	12,192,751	12,248,905
Fidelity Freedom Income Fund	1,167,849	1,166,796
Fidelity Freedom 2010	2,031,382	2,029,499
Fidelity Freedom 2020	1,641,347	1,607,223
Fidelity Freedom 2030	787,252	784,378
Fidelity Retirement Money Market Fund	347,156	346,955
Fidelity Freedom 2040	497,555	496,897
	$ 743,036,938	744,904,807
Plan's proportionate share	3.0%	2.9%

(Continued)

Net (decrease) increase in fair value by investment for the period ended December 31, 2003 and year ended December 30, 2003 is as follows:

		December 31, 2003	December 30, 2003
ICI Long-Term Income Fund	$	(1,912)	5,913,633
Mellon Capital Asset Allocation Strategy Fund		(326,984)	3,482,149
Delaware Trend Instrument Fund		(43,589)	9,046,223
T. Rowe Price Small Cap Stock Fund		(1,810,112)	12,176,957
American Funds Europacific Growth Fund		(428,613)	6,027,305
ICI Company Stock Fund		95,346	3,243,611
Fidelity Magellan Fund		299,623	30,629,132
Fidelity Equity Income Fund		174,698	16,673,264
Fidelity Balanced Fund		6,188	12,155,118
Fidelity Aggressive Growth Fund		(162,647)	1,110,449
Fidelity US Equity Index Pooled Fund		345,494	11,955,948
Vanguard Total Bond Market Index Fund		(56,154)	1,853,684
Fidelity Freedom Income Fund		1,053	598,865
Fidelity Freedom 2010		1,883	1,257,361
Fidelity Freedom 2020		34,124	884,030
Fidelity Freedom 2030		2,874	552,635
Fidelity Retirement Money Market Fund		201	172,433
Fidelity Freedom 2040		658	423,156
Total net (decrease) increase in fair value of investments	$	(1,867,869)	118,155,953

The net investment income (loss) of the ICI Master Trust for the period ended December 31, 2003 and year ended December 30, 2003 is as follows:

		December 31, 2003	December 30, 2003
Investment income (loss):			
Interest income and dividends	$	1,337,071	21,404,667
Net (depreciation) apppreciation in fair value of stock funds		(143,417)	9,161,160
Net appreciation in fair value of mutual funds		532,902	74,118,339
	$	1,726,556	104,684,166
Plan's proportionate share		2.4%	3.4%

The Plan's proportionate share is affected by the extent of its participation in certain individual funds.

(Continued)

(6) Related-Party Transactions

At December 31, 2003 and December 30, 2003, the Plan had a .24 % and .24 %, respectively, beneficial interest in the ICI Company Stock Fund (an investment fund of the ICI Master Trust), which holds ICI ADRs as its principal investment.

Certain plan investments are invested in Fidelity funds. Fidelity is the trustee of the Plan, and as such, these transactions qualify as party-in-interest.

(7) Federal Income Tax Status

The Plan obtained a determination letter dated August 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. In the opinion of the Plan Administrator, the Plan and its underlying trust have been operated substantially in accordance with the terms of the Plan, as amended and restated, and remain qualified under the applicable provisions of the Code.

(8) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1934, which requires the Plan to file an annual report on Form 11K within 180 days of the end of the Plan's fiscal year. As of the date of this report, the Plan has not made such filing.

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Schedule H, Line 4i – Schedule of Assets (Held at End of Period)

December 31, 2003

Issuer	Description of investment	Cost	Current value
* Participant loans	Interest rates ranging from 5.0% to 11.5%	$ 0	1,958,469

* Party-in-interest, not prohibited by ERISA.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Retirement Savings Plan For Collectively Bargained Employees of the ICI Group

Date: February 2, 2006

By: Thomas M. Hendmarch
Designated Representative

w:\Law\Gen\Tmh\11Ks\Union RSP One Day Plan Year 123103.doc

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

Employee Benefits Investment Committee
ICI American Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13002) on Form S-8 of Imperial Chemical Industries PLC of our report dated November 23, 2005, with respect to the statements of net assets available for benefits of the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group (formerly, the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group) as of December 31, 2003 and December 30, 2003, the related statements of changes in net assets available for benefits for the period ended December 31, 2003 and the year ended December 30, 2003, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of period) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group.

KPMG LLP

Short Hills, New Jersey
January 27, 2006